SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT.O & XELT. B), hereby informs its shareholders and the market in general, in addition to the Relevant Fact published by the Company on August 7, 2023, that, on this date, the closing of the offer of Furnas Centrais Elétricas S.A. ("Furnas"), a wholly-owned subsidiary of the Company, regarding its 1st (first) issuance of book-entry commercial notes, in five (5) series, has occurred, with the Company's fidejussory guarantee, for public distribution, under the rite of automatic registration of distribution, in the total amount of R$ 3,500,000,000.00 (three billion and five hundred million reais), being: (a) R$ 500,000,000.00 (five hundred million reais) in the 1st (first) series; (b) R$ 500,000,000.00 (five hundred million reais) in the 2nd (second) series; (c) R$ 1,000,000,000.00 (one billion reais) in the 3rd (third) series; (d) R$ 500,000,000.00 (five hundred million reais) in the 4th (fourth) series; and (e) R$ 1,000,000,000.00 (one billion reais) in the 5th (fifth) series ("Furnas Offer"), carried out in accordance with Law No. 14,195, of August 26, 2021, Law No. 6,385, of December 7, 1976, and CVM Resolution No. 160, of July 13, 2022, and under the terms and conditions set forth in the "Term of the 1st (First) Issuance of Book-Entry Commercial Notes, with Fidejussory Guarantee, in 5 (five) Series, for Public Distribution, by the Rite of Automatic Registration of Distribution, of Furnas – Centrais Elétricas S.A.", celebrated on August 23, 2023, between Furnas, the Company and Vórtx Distribuidora.

Rio de Janeiro, September 4, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 04, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.